SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of May, 2005
                                          ---------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE   27 MAY 2005
CONTACT: ANGELA TULLY  TEL: 020 7065 3652

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company    AMVESCAP PLC

2)   Name of shareholder having a major interest

     LEGAL & GENERAL INVESTMENT MANAGEMENT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

     Notification is in respect of shares where a Legal & General Investment Management company is the Fund Manager. This is split between shares where a Legal & General Group Plc company is the beneficial owner and shares where Legal & General Investment Management Ltd is the appointed Fund Manager only.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          BENEFICIAL OWNER                                               SHARES
          HSBC Nominees Ltd A/c 914945                                   311,363
          HSBC Nominees Ltd A/c 775245                                 3,089,442
          HSBC Nominees Ltd A/c 357206                                21,280,092
          HSBC Global Custody Nominee (UK) Ltd A/c 942229                149,298
          HSBC Global Custody Nominee (UK) Ltd A/c 942205                162,200
          HSBC Global Custody Nominee (UK) Ltd A/c 942199                 42,500
          HSBC Global Custody Nominee (UK) Ltd A/c 942229                  4,000
          HSBC Global Custody Nominee (UK) Ltd A/c 942205              1,212,600
                                                                       ---------
                                                                      26,251,495

          SHARES UNDER MANAGEMENT
          Bank of New York (Nominees) Ltd A/c 230111                     114,000
          HSBC Nominees Ltd A/c 811706                                    58,185
          Northern Trust A/c EAC06                                        12,634
          HSBC Nominees Ltd A/c 811706                                     9,400
          HSBC Nominees Ltd A/c 881071                                    28,191
          HSBC Nominees Ltd 748558                                        25,340
          Nortrust Nominees A/c LGL01                                  1,626,361
          Nortrust Nominees A/c LGN01                                     28,384
          Nortrust Nominees A/c LGE01                                     49,920
          Northern Trust A/c CNF01                                       143,364
          State Street Bank & Trust Co A/c HKHD                           33,847
          Northern Trust A/c CNF01                                        41,707
                                                                       ---------
                                                                       2,171,333
                                                                       ---------
                                                     TOTAL            28,422,828

5)   Number of shares/amount of stock acquired          NOT DISCLOSED

6)   Percentage of issued class                         -%

7)   Number of shares/amount of stock disposed          -

8)   Percentage of issued class                         -%

9)   Class of security                                  ORDINARY SHARES

10)  Date of transaction                                NOT DISCLOSED

11)  Date company informed                              27 MAY 2005

12)  Total holding following this notification          28,422,828

13)  Total percentage holding of issued class
     following this notification                        3.50%

14)  Any additional information                         -

15)  Name of contact and telephone number for queries
     ANGELA TULLY
     TEL: 020 7065 3652

16) Name and signature of authorised company official responsible for making this notification

     A. TULLY
     AMVESCAP PLC
     ASSISTANT COMPANY SECRETARY

     Date of Notification       27 MAY 2005

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  27 May, 2005                   By   /s/  Angela Tully
      ------------                        --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary